BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005

July 9, 2021

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Abby Adams

Re:	BeyondSpring Inc. Registration Statement on Form F-3 (File No. 333-257639)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BeyondSpring Inc. hereby requests acceleration of the effectiveness of its Registration Statement on Form F-3 (File No. 333-257639), so that it will become effective at 12:00 p.m., Eastern Time on Tuesday, July 13, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Andrea L. Nicolás of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3000, and that such effectiveness also be confirmed in writing.

Very truly yours,

BeyondSpring Inc.

By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chief Executive Officer